Mail Stop 4561

      December 23, 2005

Jack L. Alderman
Chairman of the Board
E Energy Adams, LLC
510 Main Street, P.O. Box 49
Adams, Nebraska 68301

Re:	E Energy Adams, LLC
      Amendment No. 1 to the Registration Statement on Form SB-2
      Filed November 23, 2005
	Registration No. 333-128902

Dear Mr. Alderman:

      We have reviewed your amended registration statement and have the following comments. Please note that the page numbers referenced below correspond to the courtesy marked copies of the registration statement that you provided to us.

Form SB-2/A

General
1. Please refer to prior comment 2 from our letter dated November
4,
2005. We note your statement that you have revised the prospectus in response to our previous comment. However, we continue to believe that you include many factual statements for which you do not indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. We continue to note the following example:

* "Based on an approximate annual production volume of 55 million gallons of ethanol, our plant is projected to produce approximately
169,000 tons annually of dried distillers grains with solubles and 110,200 tons of carbon dioxide." (Summary, page 2) You disclose that these figures are based upon "engineering specifications" provided by Fagen, Inc. However, we are unable to locate any detailed description of these specifications elsewhere in the document and they are not filed as an exhibit to this registration statement. According to disclosure elsewhere, you have only a letter of intent from Fagen, Inc. If these figures are estimates based upon
Fagen`s experiences from the design and building of other ethanol plants, you should revise to so state. Please revise throughout the prospectus or advise.

* "Certain individuals believe that the use of ethanol will have a negative impact on prices at the pump." (Risk Factors, page 19, and
MD&A, page 32) We note that no revisions were made to these statements in response to our previous comment. Revise to identify the "certain individuals" to whom you are referring. If it is your belief that some consumers are adverse to the use of or have a bias against the production of ethanol fuel, you should revise these and similar statements to indicate that they are your beliefs. You should further expand your disclosure to state the bases of these beliefs. Are they based on your professional experience in the industry? If they are the beliefs of others, you should revise to identify your source for this information.

* "We believe, based on our feasibility study, that in the year
2003,
the nine county area surrounding the anticipated location of our plant produced approximately 129.2 million bushels of corn." (Business, page 49) Revise to provide a materially complete description of this study, including such information as who completed the study, when the study was completed, and the amount of any fee paid for the commission of this study. You should provide sufficient information to allow investors to evaluate the merits of both your feasibility study and your reliance upon that study for the statements included in the prospectus.

These are only examples. The MD&A and Business section in particular continue to contain a number of other examples. Statements based upon management`s belief should include an explanation for the basis of such belief. The information you have revised to indicate is based upon third-party statements, reports or articles, should set forth in the prospectus the dates of all the reports cited. Also, you must supplementally provide us with support for all such third party statements. In this regard, we note your inclusion of your feasibility study and the 2005 Annual Report from the Renewable Fuels
Association. However, you should provide us supplemental copies of all third party data referenced in the prospectus. For example, you should provide us with copies of all reports that set forth the information you use from the USDA, United Bio-Energy, LLC, ProExporter Network, Hart`s Renewable-Fuel News, the Energy Information Administration, etc. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Finally, your response to our prior comment did not address
whether
the source of each statistic is publicly available without cost or at
a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that
firm should be obtained and filed as an exhibit.  Please see Rule
436
of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

The Project, page 2

2. Please refer to prior comment 9 from our letter dated November
4,
2005. We note the revised disclosure on page 2 in response to our comment. However, you should revise your disclosure throughout the prospectus to provide similar disclosure when referring to the preliminary estimate on the cost of building your plant. We were also unable to locate any revised disclosure in the body of your prospectus responsive to the second half of our prior comment.
You
should revise the prospectus, where appropriate, to clarify the basis for this estimate and the major assumptions used to calculate this amount.

Risks Related to the Offering

We are not experienced in selling securities..., page 7

3. Please refer to prior comment 22 from our letter dated November
4,
2005. Your revised disclosure states that Mr. Alderman expects to raise capital for you on a full-time basis. Please revise your disclosure to quantify the "significant portion" of their time that
Mr. Olsson and Ms. Johnston expect to devote to similar pursuits on your behalf.

Risks Related to Construction of the Ethanol Plant

Construction delays could result in devaluation..., page 14

4. Please refer to prior comment 26 from our letter dated November
4,
2005. We note your response and revised disclosure. Throughout the prospectus you state you expect construction to be completed in 14-16 and anticipate a completion date of autumn 2007. However, on pages
14, 32, 45 and F-4 your disclosure continues to state an anticipated completion date of summer 2007. Please revise to provide consistent disclosure throughout the prospectus.

The plant site may have unknown..., page 14

5. Please refer to prior comment 27 from our letter dated November
4,
2005. Revise to disclose what, if any, investigation you have made of the environmental condition of the proposed plant site property.

We may have conflicting financial interests with Fagen, Inc..., page
16

6. Please refer to prior comment 30 from our letter dated November
4,
2005. In response to prior comment 47, you state that Fagen, Inc. is not a related party. Therefore, it is unclear why you may experience conflicts of interest in the enforcement of any potential claims you may have against Fagen, Inc. and/or ICM, Inc. that would not be present in the enforcement of any claims against unrelated third parties. If Fagen and/or ICM are related parties, you should revise your disclosure appropriately. If they are not related parties, then tell us why your current disclosure accurate.

Determination of Offering Price, page 24

7. Please refer to prior comment 32 from our letter dated November
4,
2005. Please disclose in this section that, in setting the offering price of $10,000 per unit, you considered the impact of your recent private placement offering price of $5,000 per unit.

Management`s Discussion and Analysis..., page 28

Trends and Uncertainties Impacting the Ethanol Industry..., page
30

8. Please refer to prior comment 33 from our letter dated November
4,
2005. We reissue this comment in its entirety since we were unable to locate any revisions in the prospectus responsive to our prior comment.

Liquidity and Capital Resources, page 33

9. You disclose that you expect your seed capital offering proceeds to provide you with sufficient liquidity to fund the developmental, organizational and financing activities necessary to advance your project. According to your intended use of proceeds table on page 36, you anticipate your start-up costs alone (excluding inventory costs) to exceed $2 million. Moreover, on page 30, you disclose that during and after the offering you expect to continue working principally on the preliminary design and development of your plant, the acquisition and development of a plant site, obtaining the necessary construction permits, identifying potential sources of debt financing and negotiating the corn supply, ethanol and by-product marketing, utility and other contracts and that you plan to fund these activities and initiatives using the $970,000 of seed capital.
On page 29 you disclose that you expect your seed capital to supply you with enough cash to cover your costs through the next 12 months, including staffing, office costs, audit, legal, compliance and staff training. Considering many of the activities and expenses referenced on pages 29 and 30 appear to be expensed as something other than start-up costs in your table on page 36, revise to provide a discussion of whether you can satisfy your cash requirements for the next twelve months or if you are dependent upon receiving proceeds from this offering within the next twelve months. Which activities will you be able to undertake prior to completion of the offering and which activities are dependent upon your receipt of the proceeds from this offering?

10. It appears that your discussion of results of operations through
September 30, 2005, is merely a recitation of the information easily discernable from your balance sheet. Please revise to provide a more detailed description of your current activities to allow investors to put the expensing you are incurring into context. Disclose the amounts being paid to related parties as consulting and/or other fees.

Estimated Sources of Funds, page 35

11. Please tell us why you chose to estimate the sources of funds at the minimum, the maximum and 2,393 units. Considering this is not the midpoint between the minimum and the maximum number of units being offered, the significance of 2,393 units is unclear.

Estimated Use of Proceeds, page 35

12. Please refer to prior comment 35 from our letter dated
November
4, 2005. We note your response that you do not anticipate any affiliates or related parties other than Fagen, Inc. and Union Bank &
Trust Company will be paid in connection with this transaction. Revise to quantify the amounts that will be paid, if material, to these two related parties. Moreover, we note from you disclosure on page 67 that both Messrs. Riechers and Alderman are eligible to receive up to $250,000 pursuant to a consulting agreement with you.
Please revise to quantify these amounts payable to related parties.

Description of Business, page 45

Regulatory Permits, page 57

13. Please refer to prior comment 44 from our letter dated
November
4, 2005. We note your response that you have no written or oral agreements or understandings with ICM, Inc. However, on page 58 you disclose that you "have engaged ICM, Inc. to coordinate and assist [you] with obtaining certain environmental permits, and to advise [you] on general environmental compliance." This disclosure appears to be inconsistent with your response. Please advise or revise accordingly.

We also note from your response that you are not materially dependent on your agreement with HDR Engineering. Supplementally provide us with a copy of your agreement with HDR Engineering. Also, given your officers` lack of experience within the industry and your expectation that obtaining the required permits will cost approximately
$100,000,
provide us with a detailed analysis as to why you are not substantially dependent upon your agreement with HDR Engineering to obtain your NPDES permit.

Directors, Executive Officers, Promoters and Control Persons, page
61

Business Experience of Directors and Officers, page 62

14. Please refer to prior comment 45 from our letter dated
November
4, 2005.  We note the expanded disclosure you provided regarding
Mr.
Riechers in response to our previous comment. Please tell us if Mr.
Riechers has been a consultant or otherwise affiliated with any business ventures to build ethanol plants that did not succeed in becoming operational. If so, revise the prospectus accordingly.

Plan of Distribution, page 68

15. Please refer to prior comment 49 from our letter dated
November
4, 2005. We note from your response that you have expanded your disclosure regarding the representations that you will request subscribers provide to you on the subscription agreement. However, we were unable to locate similar disclosure regarding the other agreements that an investor must execute to subscribe to this offering, i.e., the promissory note and security agreement. Please revise to describe fully the purpose and legal implications of each of the material terms of each agreement that investors must sign in connection with investing in your offering.

Federal Income Tax Consequences of Owning Our Units, page 80

16. Please refer to prior comments 65 and 67 from our letter dated November 4, 2005. We note that your statement that "tax opinion contained in this section and the opinion attached as exhibit 8.1 to the registration statement constitute the opinion of [y]our tax counsel, Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C., regarding [y]our classification for federal income tax purposes." Since exhibit 8.1 is a short-form tax opinion confirming that the tax discussion in the prospectus is counsel`s tax opinion, you should revise your disclosure to state clearly that the relevant discussions throughout this section are the opinion of Brown, Winick,
Graves, Gross, Baskerville & Schoenebaum, P.L.C.

17. Please refer to prior comment 66 from our letter dated
November
4, 2005. We note your response that you revised the prospectus in response to our prior comment. However, it appears that no revisions were made to many of the equivocal statements noted in that comment.
Therefore, we reissue our comment requesting that when tax counsel is unable to unequivocally state what the tax consequences "will" be, counsel should make clear why they cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are.

Part II

Exhibits

18. Please refer to prior comment 73 from our letter dated
November
4, 2005. We note the revisions to exhibits 5.1 and 8.1 to include consents to the prospectus discussion of such opinions, the reproduction of the opinions as an exhibit and being named in the registration statement. However, you should include a reference in the exhibit index to the location of such consents for legal and tax counsel. See Item 601(b)(23) of Regulation S-B.

Exhibit 5.1

19. Please refer to prior comment 75 from our letter dated
November
4, 2005. Because Valerie D. Bandstra signed the legal opinion, please tell us if she is licensed in Nebraska.

Exhibit 8.1

20. We note your statement that "all statements as to matters of law and legal conclusions contained in the Registration Statement under the heading "Federal Income Tax Consequences of Owning Our Units" reflect [y]our opinion." For clarification, revise here or in the prospectus to specifically state the material federal tax consequences upon which counsel is opining.

21. We further note your statement that the discussion in the registration statement "is a general description of the principal federal income tax consequences that are expected to arise from the ownership and disposition of Units, insofar as it relates to matters of law and legal conclusions...[and] addresses all material federal income tax consequences to prospective unit holders of the ownership and disposition of units." Please revise to state, if true, that the disclosure under the heading "Federal Income Tax Consequences of Owning Our Units" is the opinion of counsel as to all material federal income tax consequences to prospective unit holders of the ownership and disposition of units. It is not sufficient for counsel to provide a "general description" of such consequences.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chauncey Martin at (202) 551-3441 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding our comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or
Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may me at (202) 551-3730.

      Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile: (515) 283-0231
	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	Phone: (515) 242-2400
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Jack L. Alderman
E Energy Adams, LLC
December 23, 2005
Page 1